FORM 5                             OMB APPROVAL
                                   OMB Number:  3235-0362
[  ] Check this box if no longer   Expires:  September 30, 1998
     subject to Section 16.        Estimated average burden
     Form 4 or Form 5 obligations hours per response . . . 1.0 may continue. See Instruction 1(b).

[  ] Form 3
     Holdings Reported

[X]  Form 4
     Transactions Reported

                               - NEW -
          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

           ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
           Company Act of 1935 or Section 30(f) of the
                  Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person

     Rafferty, Christopher L.
     (Last)              (First)             (Middle)

     1776 On The Green, 67 Park Place
     (Street)

     Morristown     NJ        07960
     (City)         (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     American Communications Services, Inc. ACNS

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

4.   Statement for Month/Year
     12/31/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)
     _X_ Director                       ___ 10% Owner
     ___ Officer (give title below)     ___ Other (specify below)



7.   Individual or Joint/Group Reporting (Check Applicable Line)
     _X_ Form filed by One Reporting Person
     ___ Form filed by More than One Reporting Person


FORM 5 (continued)

Table I --     Non-Derivative Securities Acquired, Disposed of,
               or Beneficially owned

1.   Title of Security (Instr. 3)
     Common Stock
     Common Stock

2.   Transaction Date(Month/Day/Year)
     11/3/95
     4/15/97

3.   Transaction Code (Instr. 8)
     X4
     C4

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and
     5)

     Amount              (A) or (D)          Price
     857                      A              $.01
     7142                     A              (1)

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year (Instr. 3 and 4)
     7,999
     7,999

6.   Ownership Form:  Direct (D) or Indirect (D)(Instr. 4)
     D
     D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)






                                                  SEC 2270 (7-96)

FORM 5 (continued)

Table II --    Derivative Securities Acquired, Disposed of, or
               Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security(Instr. 3)
     Common Stock Warrant
     9% Series B-2 Convertible Preferred Stock

2.   Conversion or Exercise Price of Derivative Security
     $0.01
     (1)

3.   Transaction Date (Month/Day/Year)
     11/3/95
     4/15/97

4.   Transaction Code (Instr. 8)
     Code                X
                         C

5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instr. 3, 4, and 5)
     (A)            (D)
                    857
                    200

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     Date Exercisable                   Expiration Date
                                        1/07/96
     4/15/97

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     Title                    Amount or Number of Shares
     Common Stock             857
     Common Stock             7,142

8.   Price of Derivative Security (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instr. 4)
     0
     0

10.  Ownership Form of Derivative Security: Direct (D) or Indirect
     (I) (Instr. 4)
     D
     D
11.  Nature of Indirect Beneficial Ownership (Instr. 4)

                                                  SEC 2270 (7-96)

FORM 5 (continued)

 Explanation of Responses:

1.   9% Series B-2 Convertible Preferred Stock owned by the
     Reporting Person converted to Common Stock at the rate of 35. 71429 shares of Common Stock for each share of Series B-2
     Convertible Preferred Stock.
------------

          /s/ Christopher L. Rafferty
          **Signature of Reporting Person  Date: March 4, 1998
          Christopher L. Rafferty

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

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